Exhibit 99.66

PyroGenesis Announces Q3 2020 Results:

Revenues $8.1MM; Net Income $15.3MM; Gross Margin 67.9%,

Current Backlog $36.4MM; Basic EPS $0.10

MONTREAL, QUEBEC (GlobeNewswire – November 25th, 2020) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (OTCQB: PYRNF) (FRA:8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch systems, is pleased to announce today its financial and operational results for the third-quarter ended September 30th, 2020.

“We are happy to be announcing Q3 2020 financial results, which are simply historical. We have posted quarterly revenues of over $8MM which is more than we have posted for any full year in recent memory. This reflects the successful processing of the backlog of signed contracts which we have previously announced. As of this writing, we have also retired all significant debt and raised over $12MM in a bought-deal, leaving us with over $17MM of cash on hand, positioning us very well for the future,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “Of note, net income from operations of $3.1MM (before share-based expenses) is quite significant, and when combined with the results from our strategic investment, has contributed to a basic EPS of $0.10 for the quarter, and basic EPS of $0.13 for the 9 months, both of which have exceeded previous guidance. We expect this trend to continue.”

Q3 2020 results reflect the following highlights:

•	Revenues of $8,149,427, an increase of 289% from $2,097,437 over the same period in Q3 2020;
•	Comprehensive income of $15,325,996 an increase of 16 times that posted in Q3 2019 - ($965,032);
•	Net income from operations before share-based expenses of $3.1MM vs ($1MM) posted over the same period in 2019;
•	Positive cash flow from operations for three and nine months 2020 of $2.4MM and $1.6MM respectively versus ($0.85MM) and ($2.8MM) over the same periods in 2019;
•	Gross margin of 67.9% an increase of 22.7% over the same period in Q3 2019;
•	Cash on hand at September 30, 2020 of $2,095,519 (December 31, 2019 - $34,431);
•	Backlog of signed contracts of $36.4MM.
•	Basic Earnings per Share (EPS) of $0.10 for Q3 2020 and $0.13 for 9 months ending 2020.

OUTLOOK

The third quarter continues to reflect the results of the strategic long term focusing/positioning which has been taking place over the past several years.

To date during 2020, PyroGenesis has with respect to:

(i)	Business Segments:

a)	received significant payments under the $20MM+ contract with Drosrite International, thereby validating announcements made during 2019;
b)	established a relationship with a US based tunneling company for plasma torches;
c)	signed a contract for approx. $3MM with HPQ Nano Silicon Powders Inc, a wholly owned subsidiary of HPQ Silicon Resources Inc, to exploit the benefits of the novel PUREVAP™ Nano Silicon Reactor (NSiR) to make nano Silicon powder for the battery market,
d)	established a relationship with an OEM in North America with the intent to eventually supply powders for their 3D printing needs. This augments our relationship with Aubert & Duval, while at the same time de-risking our dependence on them;
e)	closed the long-awaited order of $11.5MM for the US Navy. This contract was for two plasma waste destruction systems, one for each ship in the US Navy’s two-ship build;
f)	established itself in the iron ore pelletization industry as a supplier of plasma torches geared to replacing existing fossil fuel burners and thereby reducing greenhouse gas (GHG) emissions. Interest is also gaining traction in other industries with GHG emissions reduction targets, and

(ii)	Financials:

a)	retired a $3MM convertible debenture in full, and repaid all other term loans;
b)	benefited from early conversion of warrants maturing in 2021 and beyond of approx. $4MM;
c)	bought back approximately 1.3 million shares under a Normal Course Issuer Bid at an average price of approximately 0.75;
d)	increased the Company’s investment in HPQ, which has subsequently experienced a significant increase in market capitalization;
e)	posted profitable operations in Q3 2020 (even after a onetime non-cash charge of approx. $3MM for share based compensation);
f)	posted positive cash flow from operations; for three and nine months 2020 of $2.4 MM and $1.6MM respectively versus ($0.849 MM) and ($2.8MM) over the same periods in 2019;
g)	booked backlog of signed contracts of approx. $36.4MM as of November 25th, 2020;
h)	closed a $12MM bought deal (oversubscribed by >100%);
i)	graduated to the most senior exchange in Canada, the Toronto Stock Exchange (TSX).

At the time of this writing, the Company is well positioned with a clean balance sheet, over $17MM in cash on hand, and a healthy backlog of approx. $36.4MM.

One of the most significant developments in 2020 is the emergence of the Company as a credible provider of GHG reducing technologies to the iron ore pelletization industry with its patented plasma torch process geared to replacing fossil fuel burners. The Company is not only well positioned to address this opportunity with iron ore pelletizers, but to also leveraging off of this first mover advantage in other industries which are also under pressure to reduce GHG emissions and are similarly using fossil fuel burners (such as the cement, aluminum and glass industries).

The Company is already repositioning its offerings to address the world-wide need for solution to reduce GHG emissions, and expects a significant increase in interest in its offerings as a result. The Company is selectively considering strategic alliances with technologies/technology providers which could accelerate this strategic focus with a goal to become a world leader in GHG emissions reduction. The Company has, as of November 25th, 2020, approximately $6MM of in-the-money warrants and options expiring in 2020 and 2021. The Company also has over $50MM in tax loss carryforwards (roughly evenly distributed between federal and provincial obligations) which is not reflected as an asset on the balance sheet.

Financial Summary

Revenues

PyroGenesis recorded revenue of $8,149,427 in the third quarter of 2020 (“Q3, 2020”), representing an increase of 289% compared with $2,097,437 recorded in the third quarter of 2019 (“Q3, 2019”).

Revenues recorded during the nine months ended September 30, 2020 were generated primarily from:

(i)       DROSRITE™ related sales of $6,384,563 (2019 - $Nil)

(ii)      PUREVAP™ related sales of $2,883,819 (2019 - $328,733)

(iii)     torch related sales of $897,822 (2019 - $1,932,353)

(iv)     the development and support related to systems supplied to the U.S. Military of $478,132 (2019 - $500,946)

Cost of Sales and Services and Gross Margins

Cost of sales and services before amortization of intangible assets was $2,610,119 in Q3 2020, representing an increase of 128% compared with $1,145,080 in Q3 2019, primarily due to an increase in employee compensation $530,860 (Q3, 2019 - $434,624), subcontracting $480,602 (Q3, 2019 – $79,579) and direct material $1,423,762 (Q3, 2019 - $516,552).

In Q3 2020, manufacturing overhead & other and foreign exchange increased to $198,351 (Q3, 2019 - $164,730). The gross margin for Q3 2020 was $5,532,526 or 67.9% of revenue compared to a gross margin of $947,090 or 45.2% of revenue for Q3 2019. As a result of the type of contracts being executed (the nature of project activity), as well as the composition of the cost of sales and services, the mix between labour, materials and subcontracts may be significantly different.

Investment tax credits recorded against cost of sales are related to projects that qualify for tax credits from the provincial government of Quebec. Qualifying tax credits decreased to $23,456 in Q3 2020, compared with $50,405 in Q3 2019. This represents a decrease of 53% year-over-year. In total, for the nine months, the Company earned refundable investment tax credits of $62,844 against cost of sales in Q3 2020. The Company continues to make investments in research and development projects involving strategic partners and government bodies.

The amortization of intangible assets of $6,782 in Q3 2020 and $5,267 for Q3 2019 relates to patents and deferred development costs. Of note, these expenses are non-cash items and will be amortized over the duration of their expected lives.

Selling, General and Administrative Expenses

Included within Selling, General and Administrative expenses (“SG&A”) are costs associated with corporate administration, business development, project proposals, operations administration, investor relations and employee training.

SG&A expenses for Q3, 2020 were significantly impacted by a non-cash item, namely, share-based expenses as a result of the Company issuance of stock options to directors and employees which had an attributed expense value of $3,017,408 for Q3, 2020. SG&A (net of share-based expenses) were 28% of revenues in Q3 2020 (70%, of revenues in Q3 2019).

SG&A excluding the costs associated with share-based expenses (a non-cash item in which options vest over a four-year period), was $2,294,394 representing an increase of 54% compared with $1,485,803 reported for Q3, 2019. On a year-to-date basis, SG&A expenses before share-based expenses were $5,141,456 compared with $4,349,616 in the same period in 2019.

The increase in SG&A expenses in Q3, 2020 over the same period in 2019 is mainly attributable to the net effect of:

▪	an increase of 76% in employee compensation, primarily due to an increase in commissions,
▪	an increase of 59% for professional fees, primarily due to an increase in legal fees related to the uplisting to the TSX, accounting fees and patent expenses,
▪	an increase of 91% in office and general expenses, is primarily due to an increase in computer, internet, security and safety expenses,
▪	travel costs decreased by 91%, due to decrease in travel abroad,
▪	depreciation on property and equipment decreased by 57%, primarily due to lower amounts of property and equipment being depreciated,
▪	depreciation on right of use assets increased by 16% due to higher amounts of right of use assets being depreciated,
▪	investment tax credits did not increase or decrease resulting in an unchanged variance,
▪	government grants decreased by 100% due to lower level of activities supported by such grants and,
▪	other expenses increased by 30%, primarily due to higher insurance expenses.

Separately, share based expenses increased by $3,017,408, or in Q3, 2020, over the same period in 2019 primarily as a result of stock options granted on July 16, 2020. This was directly impacted by the vesting structure of the stock option plan with 50% of the options vesting on the grant date requiring an immediate recognition of that cost.

For comparison purposes, had the vesting structure allocated 25% instead of 50% of the July 16, 2020 stock options granted on the grant date the share-based expenses would have resulted in an approximate amount of $2,500,000 a significant decrease of $517,408. Similarly had the vesting structure allocated 10% instead of 50% of the July 16, 2020 stock options granted on the grant date the share-based expenses would have resulted in an approximate amount of $1,150,000 a significant reduction of $1,867,408 in SG&A expenses. A comparative chart is provided below:

Share-based expenses with comparative structures

	Structure	Expense
Actual	50%	$3,017,408
Hypothetical	25%	$2,500,000
Hypothetical	10%	$1,150,000

Research and Development (“R&D”) Costs

The Company incurred $131,955 of net R&D costs in Q3, 2020, compared with $236,535 in Q3, 2019, representing a decrease of 44%. During the first nine months of fiscal 2020, net spending on internal R&D was $151,176 as compared to $544,954 in 2019, primarily due to an increase in government grants received of $366,254 in the nine months ending September 30, 2020 compared to $204,525 during the same period in 2019.

In addition to internally funded R&D projects, the Company also incurred R&D expenditures during the execution of client funded projects. These expenses are eligible for Scientific Research and Experimental Development (“SR&ED”) tax credits. SR&ED tax credits on client funded projects are applied against cost of sales and services (see “Cost of Sales” above).

Net Finance Costs

Finance costs for Q3, 2020 totaled ($16,370) as compared with $246,352 for Q3, 2019, representing a decrease of 107%. The decrease in finance costs in Q3, 2020 is primarily attributable to the decrease in interest accretion on convertible liability instruments, and the decrease associated with the capitalized finance costs on borrowing costs as well as the retirement of debt. Of note, there is a Nil balance of convertible liability instruments at the end of Q3,2020.

Strategic Investments

The adjustment to the fair market value of strategic investments in Q3 2020 resulted in a gain of $15,220,857 compared to a gain in the amount of $70,717 in Q3 2019, representing an increase of $15,150,140. The increase is primarily attributable to the increased market share value of common shares and warrants owned by the Company of HPQ Silicon Resources Inc.

Net Comprehensive Loss

The net comprehensive income for Q3 2020, of $15,325,996 compared to a loss of $965,032 in Q3 2019, represents an increase of $16,291,028. The difference of $16,291,028 in the comprehensive income in Q3 2020 is primarily attributable to the factors described above (net), which are summarized as follows:

(i)	an increase in product and service-related revenue of $6,051,990 in Q3 2020,
(ii)	an increase in product cost of sales and services totaling $1,466,554, primarily due to an increase in subcontracting and direct materials
(iii)	an increase of SG&A expenses of $3,811,850 in Q3, 2020 is primarily due to an increase in share-based payments, and employee compensation,
(iv)	a decrease in R&D expenses of $104,580 primarily due to a decrease in employee compensation, and an increase in government grants,
(v)	a decrease in net finance costs of $262,722 in Q3, 2020, primarily due to capitalized finance costs on borrowing costs and a decrease in accretion costs of convertible liability instruments,
(vi)	an increase of $15,150,140 in the fair market value of strategic investments.

EBITDA

EBITDA in Q3, 2020 was $15,464,504 compared with an EBITDA loss of $556,963 for Q3, 2019, representing an increase of 2,877% year-over-year. The $16,021,467 increase in EBITDA in Q3 2020, compared with Q3 2019, is due to the increase in comprehensive income of $16,291,028, a decrease in depreciation on property and equipment of $25,833, an increase in depreciation of right of use assets of $17,479, an increase in amortization of intangible assets of $1,515 and a decrease in finance charges of $262,722.

Adjusted EBITDA in Q3, 2020 was $18,481,912 compared with an Adjusted EBITDA loss of $542,814 for Q3, 2019, representing an increase of 3,505%. The increase of $19,024,726 in the Adjusted EBITDA in Q3, 2020 is attributable to an increase in EBITDA of $16,021,467 and an increase of $3,003,259 in share-based payments.

Modified EBITDA in Q3, 2020 was $3,261,055 compared with a Modified EBITDA loss of $613,531 for Q3, 2019, representing an increase of 632%. The increase in the Modified EBITDA in Q3, 2020 is attributable to the increase in the Adjusted EBITDA of $19,024,726 offset by the increase in the change of fair value of investments of $15,150,140.

Liquidity

The Company has incurred, in the last several years, operating losses and negative cash flows from operations, resulting in an accumulated deficit of $41,978,687 and a negative working capital of $4,712,539 as at Q3 2020, (December 31, 2019 - $60,237,656 and $10,492,102 respectively). Furthermore, as at Q3 2020, the Company’s current liabilities and expected level of expenses for the next twelve months exceed cash on hand of $2,095,519 (December 31, 2019 - $34,431). The Company has relied upon external financings to fund its operations in the past, primarily through the issuance of equity, debt, and convertible debentures, as well as from investment tax credits.

Revenue generated from active projects has begun to produce sufficient positive cash flow to fund operations. The Company has a strong backlog from signed contracts totaling $36.4MM, and a pipeline of prospective new projects resulting in the Company's business plan becoming less dependent on raising additional funds to finance operations within and beyond the next 12 months. While the Company has been successful in securing financing in the past, raising additional funds is dependent on a number of factors outside the Company's control, and as such there is no assurance that it will be able to do so, should it need to, in the future. If the Company is unable to obtain sufficient additional financing when needed, it may have to curtail operations and development activities, any of which could harm the business, financial condition and results of operations.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange (TSX), its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, VP IR/Comms & Strategic BD,

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINKS: http://www.pyrogenesis.com/